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FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐	Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
Continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1990

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Tassinari Ronald J	American Vantage Companies (AVCS)	to Issuer (Check all applicable)

X Director X 10% Owner

(Last) (First) (Middle)		X Officer (give title below)
	3. IRS Number of Reporting Person,	_____ Other (specify below)
c/o American Vantage Companies	(Voluntary)
6787 West Tropicana, Suite 200		President and Chief Executive Officer

(Street)
	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Las Vegas Nevada 89103	November 2000	(Check applicable line)
X Form Filed by one Reporting Person

(City) (State) (Zip)		____ Form Filed by more than one Reporting Person
5. If Amendment, Date of Original (Month/Year)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Common Stock	5/20/98	J*		189,873	(D)	N/A

	5/20/98	J**		333	(D)	N/A

	11/30/00	J***		58,400	(D)	N/A

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)****	(Instr. 4)	(Instr. 4)

353,388	(D)

446,991	(I)	By son and by family trust*****

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

5. Number of
Derivative
Securities
Acquired (A) or
			4. Transaction		Disposed of (D)
			Code		(Instr. 3, 4,
	2. Conversion or		(Instr. 8)		and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Month	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

      Explanation of Responses:

/s/ Ronald J. Tassinari	June 12, 2001

Signature of Reporting Person(1)	Date

      **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEE ATTACHED

      *On May 20, 1998, Mr. Tassinari transferred 570,189 shares to the Tassinari Family Trust; Mr. Tassinari and his wife are the initial beneficiaries of the trust. On November 30, 1999, there was a 1 for 3 reverse stock split of the Company's securities. The shares listed above are presented after giving effect to the 1 for 3 reverse stock split.

      **On May 20, 1998, Mr. Tassinari and his wife, as joint tenants, transferred 1,000 shares to the Tassinari Family Trust. The shares listed above are presented after giving effect to the 1 for 3 reverse stock split.

      ***On November 30, 2000, Mr. Tassinari transferred 58,400 shares to the Tassinari Family Trust.

      ****Amount of securities beneficially owned as of June 12, 2001.

      *****Includes 3,698 shares owned of record by Mr. Tassinari as custodian for his son and 443,293 shares owned by the Tassinari Family Trust.